MAISON SOLUTIONS INC.

127 N. Garfield Avenue

Monterey Park, California 91754

June 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Rebekah Reed and Lilyanna Peyser

Re:	Maison Solutions Inc.

Registration Statement on Form S-1

Filed April 11, 2025

File No. 333-286500

Ladies and Gentleman,

On behalf of Maison Solutions Inc. (the “Company”), the undersigned is responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) set forth in the Staff’s letter dated April 29, 2025 (the “Comment Letter”). The Company has revised the Registration Statement in response to the comments set forth in the Comment Letter, as well as certain other changes, and is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter.

 For convenience, the text of the Staff’s comment is set forth below in bold text, followed by the Company’s response to such comment.

Registration Statement on Form S-1 filed April 11, 2025

Cover Page

1.	Revise your cover page disclosure as follows:

●	Disclose the current conversion price of the Initial Note and Additional Notes and briefly summarize the conversion price reset provisions of the notes;

●	Highlight that the number of shares issuable upon conversion of the notes increases as the market price of the Class A common stock falls below the initial conversion price of the notes;

●	Quantify the “accumulated interest…and payment premia” amounts that you have assumed will be paid in shares, so that it is clear how the 62,700,000 share figure was calculated;

●	Explain, if true, that while you have assumed the floor conversion price of $0.26 in determining the number of shares being registered for resale, the floor price can be lowered by the company at its discretion and in perpetuity pursuant to Section 3(i) of the form of note on file as Exhibit 4.1, which could result in further upward adjustment of the number of shares to be issued upon conversion.

June 25, 2025

Explain to us why you believe the current offering size is appropriate in light of this floor price reset provision. State that the current registration statement may not cover a sufficient number of shares to address full conversion of the Initial Note and Additional Notes.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to provide the requested information.

As noted in the Company’s response to the Staff’s comment #5 below, the Company has removed the shares underlying the Additional Notes issuable upon exercise of the Incremental Warrant from registration in the Amended Registration Statement, decreasing the number of shares of Class A common stock registered for resale pursuant to the Amended Registration Statement from 62,700,000 shares to 19,800,000 shares. The 19,800,000 shares registered for resale are issuable upon conversion of the Initial Note, including all accumulated interest until the maturity date and payment premium on the Initial Note, using the current floor price of $0.26. For the purpose of calculating the amount of Class A common stock shares issuable upon conversion of the Initial Note to be registered for resale pursuant to the prospectus, the Company assumed the following: (i) the Initial Note is converted in full without regard to any limitations on exercise set forth in the Initial Note; (ii) an Event of Default under the Initial Note has occurred, resulting in a payment premium of 20% of the principal amount being paid, pursuant to the terms of the Initial Note; (iii) interest on the Initial Note has accrued through the two year maturity date and is paid in shares of our Class A common stock, at the Event of Default Interest Rate, as defined in the Initial Note, of 18.00% per annum; and (iv) the Initial Note is converted at an alternate conversion price equal to the current floor price of $0.26.

The current conversion price of the Initial Note is $1.38 per share, and the current floor price of the Initial Note is $0.26 per share. As noted above, in calculating the offering size, the Company used a conversion price equal to the current floor price of $0.26 per share. Although the Company may at any time during the term of the Initial Note, subject to the rules and regulations of Nasdaq, reduce the then current floor price to any amount, the Company believes the current offering size of 19,800,000 shares is appropriate, because it represents the maximum shares issuable upon conversion of the Initial Note given the current floor price at the time of filing the Amended Registration Statement.

In accordance with the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to describe the floor price reset provision and disclose that the current registration statement may not cover a sufficient number of shares to address the full conversion of the Initial Note.

June 25, 2025

Risk Factors

Risks Related to This Offering, page 8

2.	Significantly expand your risk factor disclosure to highlight specific ways in which the terms of the Incremental Note and Additional Notes may contribute to substantial dilution to existing stockholders and adversely impact the market price of the Class A common stock. For example, explain how the conversion price reset provisions guarantee that the selling stockholder may acquire shares at a discount to market price and how this may impact its motivations to sell such shares. Add risk factor disclosure that the offering could cause your Class A common stock price to fall below the minimum bid price, which could result in your shares being delisted from Nasdaq. If you have plans to seek shareholder approval for a reverse stock split, such plans should be disclosed in the registration statement, including the proposed ratio, if known.

Response: As noted in the Company’s response to the Staff’s comment #5 below, the Company has removed the registration for resale of the shares underlying the Additional Notes issuable upon exercise of the Incremental Warrant in the Amended Registration Statement. In response to the Staff’s comment, the Company has revised its risk factor disclosures on pages 8 through 9 of the Amended Registration Statement to highlight the specific ways in which the Initial Note may contribute to substantial dilution to existing stockholders and adversely impact the market price of the Company’s Class A common stock. The Company has also revised its disclosure on pages 8 through 9 of the Amended Registration Statement to (i) explain how the conversion price reset provisions guarantee that the Selling Stockholder may acquire shares at a discount to market price and how this may impact its motivations to sell such shares, and (ii) disclose that the offering could cause the Class A common stock price to fall below the minimum bid price, which could result in the Class A common stock being delisted from Nasdaq. Furthermore, the Company has added two risk factors on pages 8 through 9 of the Amended Registration Statement titled, “The shares of Class A common stock being offered in this prospectus represent a substantial percentage of our outstanding Class A common stock shares, and the sales of such shares, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline significantly.” and “The bid price of our Class A common stock is currently trading below $1.00 and sales of the shares of Class A common stock being offered in this prospectus or the perception that these sales could occur may cause the stock price to remain below $1.00 or may cause future decreases to the stock price of our Class A common stock which could result in the shares of our Class A common stock being delisted from the Nasdaq Capital Market.” Lastly, as of the date of this response letter, the Company does not currently have plans to seek stockholder approval for a reverse stock split.

Stockholders may experience dilution of their ownership interest due to the issuance of additional shares…, page 8

3.	Disclose the percentage of your outstanding shares that you are seeking to register for resale. Additionally, we note from the proxy statement on Schedule 14A filed on April 14, 2025, that you are seeking shareholder approval of an amendment to your articles of incorporation to increase authorized shares of Class A common stock from 92,000,000 to 153,000,000. Please address how approval of such amendment may impact the extent of potential dilution to existing shareholders.

Response: In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 9 of the Amended Registration Statement to disclose the percentage of outstanding shares that the Company is seeking to register for resale. Additionally, the Company has added a risk factor titled, “The recent increase in our authorized shares of Class A common stock will permit issuances of a significant number of shares of our Class A common stock, including future issuances of Class A common stock upon conversion of the Initial Note that may result in immediate and substantial dilution.” on page 9 of the Amended Registration Statement to address the impact of potential dilution to existing stockholders resulting from the increase in authorized shares of Class A common stock that was approved by the Company’s stockholders at the Company’s 2025 Annual Meeting held on April 29, 2025.

Private Placement, page 12

June 25, 2025

4.	Please supplement your description of the conversion mechanisms of the Initial Note, which also apply to the Additional Notes, to identify all reset provisions described in Section 3 of the form of note on file as Exhibit 4.1. As an example only, it appears that in addition to the monthly reset of the conversion price and reset on any trading day in which the trading value of the Class A common stock is at least $500,000, the conversion price will reset if there is a decline in market price following a stock split, stock dividend, or other "stock combination event." Also summarize in greater detail the circumstances under which the company can request exercise of the Incremental Warrant.

Response: The Company acknowledges the Staff’s comment and has revised pages 14 and 15 of the Amended Registration Statement to provide further disclosure regarding the conversion mechanisms and reset provisions of the Initial Note and the circumstances under which the Company can request exercise of the Incremental Warrant.

General

5.	Please provide us with your analysis as to why you believe it is appropriate to register the resale of the shares underlying the Additional Notes issuable upon exercise of the Incremental Warrant. Refer to Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations. In this regard, we note that it appears to be within the selling stockholder's discretion whether to acquire the Additional Notes and in what aggregate principal amount.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to remove the resale registration of the 42,900,000 shares of Class A common stock underlying the Additional Notes issuable upon exercise of the Incremental Warrant, decreasing the number of shares of Class A common stock registered for resale pursuant to the Amended Registration Statement from 62,700,000 shares to 19,800,000 shares. The Amended Registration Statement only registers the shares of Class A common stock issuable upon conversion of the Initial Note, which was issued to the Selling Stockholder in a private placement transaction on March 12, 2025.

6.	We note that you are registering for resale by a single selling stockholder Class A common stock accounting for approximately 359% of your outstanding shares and that the selling stockholder is protected from market risk as a result of the conversion price reset provisions of the Initial Note and Additional Notes. Please provide us with a detailed legal analysis as to why you believe the offering by the selling stockholder should be characterized as a secondary offering rather than an indirect primary offering. Specifically address the nature of the relationship between the selling stockholder and the issuer and the provisions of the notes which mitigate investment risk. To the extent that this is an indirect primary, identify the selling stockholder as an underwriter and provide a fixed price at which the selling stockholder will sell the securities for the duration of the offering. For guidance, please refer to Question 612.09 of Securities Act Rule Compliance and Disclosure Interpretations, as well as Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the shares of Class A common stock by the Selling Stockholder as contemplated in the Amended Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations. As noted in the Company’s response to the Staff’s comment #5 above, the Company has removed the shares underlying the Additional Notes issuable upon exercise of the Incremental Warrant from registration in the Amended Registration Statement, decreasing the number of shares of Class A common stock registered for resale pursuant to the Amended Registration Statement from 62,700,000 shares to 19,800,000 shares. The 19,800,000 shares registered for resale are issuable upon conversion of the Initial Note, including all accumulated interest until the maturity date and payment premium on the Initial Note, using the current floor price of $0.26, and represent approximately 113% of our outstanding shares.

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With regard to the Amended Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Amended Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

June 25, 2025

In further consideration of this comment, the Company has reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really an indirect primary offering. C&DI 612.09 states in relevant part, “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to:

1.	how long the selling shareholders have held the shares;

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities; and

6.	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of the above six factors in the analysis below. Based on the Company's review of these factors, the Company respectfully submits to the Staff that the Selling Stockholder is not acting as an underwriter or otherwise as a conduit for the Company and that the resale of shares of Class A common stock by the Selling Stockholder as contemplated by the Amended Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Background

On March 12, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Selling Stockholder, pursuant to which the Company agreed to issue and sell to the Selling Stockholder, and the Selling Stockholder agreed to purchase from the Company, (i) a senior unsecured convertible promissory note in the aggregate original principal amount of $3,000,000 with an original issue discount of eight and a half percent (8.5%) (the “Initial Note”), convertible into shares of Class A common stock, and (ii) a note purchase warrant (the “Incremental Warrant”), exercisable for one or more senior unsecured convertible promissory notes in the aggregate original principal amount of up to $6,500,000 with an original issue discount of eight and a half percent (8.5%) and substantially in the form of the Initial Note (each an “Additional Note” and collectively, the “Additional Notes” and together with the Initial Note, the “Notes”). On March 12, 2025 (the “Closing Date”), the Company issued and sold to the Investor the Initial Note for a purchase price of $2,745,000, representing an original issue discount of eight and a half percent (8.5%), which matures on March 12, 2027, and the Incremental Warrant, which expires on March 12, 2028.

On March 12, 2025, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Selling Stockholder pursuant to which the Company agreed to register the resale of the shares of Class A common stock issued or issuable upon conversion of the Initial Note and any Additional Notes.

June 25, 2025

Factor 1 – How Long the Selling Stockholder Has Held the Shares

While the presumption is that the longer securities are held, the less likely it is that a selling stockholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction.

This conclusion comports with longstanding custom and practice in the “PIPEs” marketplace, where investors require that a registration statement be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 60 to 90 days after closing). In this case, the Selling Stockholder was provided with registration rights requiring the Company to file with the Commission no later than 30 calendar days after the Closing Date a registration statement registering for resale the shares of Class A common stock issuable upon conversion of the Notes. The Company filed the Registration Statement within 30 days after the Closing Date. Additionally, pursuant to the terms of the registration rights agreement, the Company agreed to use its best efforts to have the registration statement declared effective by the SEC as soon as practicable, but in no event later than the 60th calendar day following the Closing Date, subject to automatic extension of such deadline in the event the registration statement is subject to Commission review.

Additionally, it is possible that the Initial Note may never be converted and the underlying shares which are being registered may never be issued, or if converted, the underlying shares may be issued on multiple different occasions spread over the two-year period before maturity. Additionally, the Selling Stockholder may not acquire shares of Class A common stock covered by the Amended Registration Statement if doing so would cause it to beneficially own more than 4.99% (which may be increased or decreased by the Selling Stockholder upon prior 61 days’ notice to the Company, provided that such beneficial ownership limitation may not exceed 9.99%) of the Company’s outstanding Class A common stock after such conversion. The Selling Stockholder has the right to convert any portion of the Conversion Amount of the Initial Note consisting of principal, interest, accrued and unpaid late charges and other amounts outstanding at any time or times on or after the issuance date subject to the beneficial ownership limitations described above. Therefore, it is possible that the Selling Stockholder will hold the Initial Note for some time (months to years) and then may only partially convert and exercise due to these blocker provisions.

Factor 2 – Circumstances Under Which the Securities Were Acquired

As described above, the Selling Stockholder acquired the Initial Note in the Private Placement, pursuant to the terms and conditions of the Securities Purchase Agreement, which was negotiated at arm’s length by unaffiliated parties. The Initial Note was issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. In the Securities Purchase Agreement, the Selling Stockholder made certain representations and warranties regarding its investment intent, including representations that it was acquiring the notes and the underlying shares of Class A common stock for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for resale in connection with, the public sale or distribution thereof or any distribution thereof in violation of the Securities Act. The Selling Stockholder also represented that they understood that any shares of Class A common stock issued would be subject to transfer restrictions if not registered or an exemption from registration is not available, and, as a result of such transfer restrictions, it may not be able to readily resell any such shares of Class A common stock and may be required to bear the financial risk of an investment in the shares of Class A common stock.

The Selling Stockholder has been at market risk for its entire investment since the date of the issuance of the Initial Note.

June 25, 2025

The Company is aware that a reader of the Amended Registration Statement may equate the registration for resale of the shares of Class A common stock with a present intent to distribute these securities. However, the Company respectfully submits that such a perspective is at odds with both market practices and the Staff’s own previous interpretive positions. There are a number of reasons why investors in a PIPE transaction would want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That valuation does not depend on whether investors intend to dispose of their securities or to hold them for an indefinite period. In addition, investors are fiduciaries for their limited partners and other investors in the funds. As such, the investors have a common law duty to act prudently. Accordingly, the Company understands that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities do not qualify as “margin stock.”

The Company further notes that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no private placement transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption.

Factor 3 – The Selling Stockholder’s Relationship to the Company

Except for the ownership of the Initial Note and the Incremental Warrant pursuant to the Securities Purchase Agreement, the Selling Stockholder has not had any material relationship with the Company within the past three years.

The Selling Stockholder is not currently, nor has it ever been, an affiliate of the Company. As a result, the Selling Stockholder does not have any ability directly or indirectly to control the actions of the Company, either by contract or through management or the exercise of voting rights, and it has no special access to material non-public information concerning the Company. Moreover, assuming that all of the registered securities are sold by the Selling Stockholder, the Company does not expect the Selling Stockholder to beneficially own more than 4.99% of the issued and outstanding Class A common stock of the Company on a fully diluted basis immediately after the Amended Registration Statement is declared effective. Pursuant to the terms and conditions of the Securities Purchase Agreement and the Initial Note, the Selling Stockholder may not acquire any shares of Class A common stock covered by the Amended Registration Statement if it would beneficially own more than 4.99% (which may be increased or decreased by the Selling Stockholder upon prior 61 days’ notice to the Company, provided that such beneficial ownership limitation may not exceed 9.99%) of the Company’s outstanding Class A common stock after such conversion, thereby assuring that the Selling Stockholder will not have the status of an affiliate by reason of its level of ownership.

Factor 4 – The Amount of Shares of Common Stock Involved

As noted in our responses to the Staff’s prior comments above, the Company has removed the shares underlying the Additional Notes issuable upon exercise of the Incremental Warrant from registration in the Amended Registration Statement, decreasing the number of shares of Class A common stock registered for resale pursuant to the Amended Registration Statement from 62,700,000 shares to 19,800,000 shares. The Company is registering for resale all of the 19,800,000 shares of Class A common stock that the Selling Stockholder has the right to acquire pursuant to the Initial Note, including all accumulated interest until the maturity date and payment premium on the Initial Note, using the current floor price of $0.26. Such shares represent approximately 113% of the Company’s outstanding shares as of June 18, 2025.

June 25, 2025

Regardless of the percentage of the Company’s public float that is being registered for resale, the Company believes that the proper inquiry regarding whether the offering is a valid secondary resale or a primary distribution is whether the Amended Registration Statement contemplates the resale of securities acquired from the Company by a legitimate investor who assumed market risk of its investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investor to the general public. The Company believes that it is also important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholder is acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholder or its ability to effect a distribution if, in fact, that was its intent.

An arbitrary focus on the percentage of the public float being registered contradicts the Staff’s own interpretative positions. For example, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 (which the Company believes is conceptually applicable to Form S-1) to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).”

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering.

As noted above, the Selling Stockholder is precluded from being an affiliate or control person by the 4.99%, or 9.99%, as applicable, blocking provisions in the Initial Note. Nevertheless, the foregoing interpretive positions make clear that a holder with a substantial amount of an issuer’s outstanding shares can effect a valid secondary offering, unless other facts demonstrate that the selling stockholder is acting as a conduit for the issuer. In this instance, none of the circumstances of the offering indicate that the Selling Stockholder is reselling securities on behalf of the Company. The Selling Stockholder did not acquire securities of the Company under circumstances that would indicate that it would receive underwriting compensation from the Company in connection with the resale of shares of Class A common stock under the Amended Registration Statement or that the Company had any financial interest in the resale of such shares. Finally, as explained below, the Selling Stockholder is not in the business of underwriting securities.

In light of the foregoing, the Company believes that the number of shares of Class A common stock being registered for resale pursuant to the Registration Statement should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

June 25, 2025

Factor 5 – Whether the Selling Stockholder is in the Business of Underwriting Securities

To the Company’s knowledge, the Selling Stockholder is an investor and it is not in the business of underwriting securities. As noted, above, in the Securities Purchase Agreement and the Initial Note, the Selling Stockholder has made representations that it was purchasing the securities for its own account and had no arrangement or understanding to distribute the securities. There is no evidence to suggest that such representations are false. The facts in this instance indicate that the Selling Stockholder made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6 – Whether Under All the Circumstances, It Appears that the Selling Stockholder is Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholder is acting as a conduit for the Company. The Selling Stockholder acquired the Initial Note in connection with a bona fide private placement transaction in which it made typical investment and private placement representations to the Company and as part of a highly negotiated securities transaction. Since such time, the Selling Stockholder has borne the full economic risk of ownership of the Initial Note. The Selling Stockholder is not acting on behalf of the Company with respect to the shares of Class A common stock being registered, and the Company will receive no portion of the proceeds from the Selling Stockholder’s sale of shares of Class A common stock to the extent any shares are issued.

For the reasons described above, the Company respectfully submits to the Staff that the proposed resale of the shares of Class A common stock issuable upon the conversion of the Initial Note by the Selling Stockholder as contemplated by the Amended Registration Statement is appropriately characterized as a secondary offering.

June 25, 2025

The Company believes the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 626.737.5896.

Sincerely,

MAISON SOLUTIONS INC.

/s/ Alexandria M. Lopez
Alexandria M. Lopez
Chief Financial Officer

cc:	Maison Solutions Inc.
John Xu, Chief Executive Officer

Akerman LLP
Mark Y. Liu, Esq.
Christina C. Russo, Esq.